Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


06016903

5 September 2006


SEC MAIL PROCESSING
RECEIVED
SEP 15 2006
WASH. D.C.
185
SECTION


185

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

SUPPL

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
SEP 19 2006
THOMSON
FINANCIAL

9/18


cue

Cue Energy Resources Limited

GOOD OIL CONFERENCE 2006

PRESENTATION
5 SEPTEMBER 2006

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

4 September 2006

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,



Andrew M Knox
Public Officer

Enc.


SEC MAIL PROCESSING
RECEIVED
SEP 2006
WASH, D.C.
180
SECTION



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Cue Awarded New Australian Exploration Permit

Northern Carnarvon Basin WA-389-P

Cue is pleased to announce that its wholly owned subsidiary, Cue Exploration Pty Ltd, has been awarded Exploration Permit WA-389-P in the northern Carnarvon Basin. The permit covers an area of approximately 3,825 kms^2 and lies immediately north of Cue's existing interests in the area.

The new permit will be explored for both gas/condensate and oil potential.

A location map is attached.

Any queries regarding the announcement should be directed to the company on (03) 9629 7577 or email mail@cuenrg.com.au.

A. Knox
Public Officer

4 September 2006


SEC MAIL PROCESSING
WASH. DC SECTION

LOCATION CUE CARNARVON BASIN PERMITS

Cue Energy Resources Limited

AUSTRALIA
LEGEND
Oil Field
Gas Condensate Field
CUE Permit
0
25Km
WA-389-P
WA-270-P
Andromeda-1
Glatton-1
WA-248-P R1
Brigadier-1
WA-269-P
200
Banambu-1
WA-359-P
Mutineer
Gandara-1
Exeter
WA-191-P R3
WA-16-L
WA-4-L R1
WA-248-P R1
Lacerta-1
Hermes
WA-361-P
WA-17-L
Lambert
Angel
Perseus
Eaglehawk
Egret
Talisman
WA-3-L
WA-4-L
WA-8-L
Eastwood-1
Cossack
WA-360-P
North Rankin
Wanaea
WA-1-P R5
191-PR3
WA-6-L R1
Echo/Yodel
WA-267-P
WA-253-P R1
Goodwyn
WA-28-P R6
Legendre
Wheatstone
Malus-1
WA-2-L R1
WA-208-P R2
W03-9
Geryon
Urania
WA-350-P
WA-6-L R1
Rankin
WA-1-P R5
253-P R1 P0
WA-17-R
Dockerell
WA-28-P R6
Dixon
1-P R5
Pluto
Iago
WA-254-P R1
WA-310-P
WA-16-R
WA-7-P R1
WA-330-P
WA-321-P
WA-254-P R2
20°
Wilcox
WA-209-P R2
Dionysus
W04-9
WA-323-P
WA-202-P R2
WA-312-P